UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

TTM TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock, par value $0.001

 (Title of Class of Securities)

87305R109

(CUSIP Number)

No. 4 Dai Shun Street, Tai Po Industrial Estate,
Tai Po, New Territories, Hong Kong.
Phone: +852 2660 2568

 (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

With a copy to:
Jonathan Stone, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
c/o 42/F, Edinburgh Tower, The Landmark
15 Queen’s Road Central
Hong Kong
Phone:  +852 3740-4703

April 19, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	87305R109	Page	2	of	5	Pages

1	NAMES OF REPORTING PERSONS Meadville Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BEN EFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 36,334,000 Shares
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 36,334,000 Shares
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,334,000 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.4%
14	TYPE OF REPORTING PERSON (See Instructions) CO

1	NAMES OF REPORTING PERSONS Mr. TANG Hsiang Chien
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong Special Administrative Region of the People’s Republic of China
NUMBER OF SHARES BEN EFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 36,334,000 Shares
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 36,334,000 Shares
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,334,000 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.4%
14	TYPE OF REPORTING PERSON (See Instructions) IN; HC

1	NAMES OF REPORTING PERSONS Su Sih (BVI) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BEN EFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 36,334,000 Shares
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 36,334,000 Shares
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,334,000 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.4%
14	TYPE OF REPORTING PERSON (See Instructions) CO, HC

1	NAMES OF REPORTING PERSONS Top Mix Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BEN EFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 36,334,000 Shares
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 36,334,000 Shares
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,334,000 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.4%
14	TYPE OF REPORTING PERSON (See Instructions) CO, HC

Item 1. Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.001 per share (the “Shares”), of TTM Technologies, Inc., a corporation organized under the laws of Delaware, whose corporate office is located at 2630 South Harbor Boulevard, Santa Ana, California 92704.

Item 2. Identity and Background.

This Statement is being filed by Meadville Holdings Company Limited, a company organized under the laws of the Cayman Islands (“Meadville”), Mr. Tang Hsiang Chien, a citizen of Hong Kong Special Administrative Region of People’s Republic of China (“Mr. Tang”), Su Sih (BVI) Limited, a company organized under the laws of the British Virgin Islands (“Su Sih”) and Top Mix Investments Limited, a company organized under the laws of the British Virgin Islands (“Top Mix”, and, together with Meadville, Mr. Tang and Su Sih, each, a “Reporting Person” and collectively, the “Reporting Persons”).  Su Sih and Top Mix are holding companies wholly owned by Mr. Tang.  Mr. Tang, in his capacity as trustee of The Mein et Moi Trust (a discretionary trust established for the benefit of the family of his eldest son, Mr. Tang Ying Yen, Henry) and through Su Sih and Top Mix, holds 1,417,561,000 ordinary shares of Meadville, representing 72.2% of Meadville’s total issued and outstanding share capital.

Meadville is one of the leading manufacturers of printed circuit boards (“PCB”) in the People’s Republic of China (“PRC”) by revenue, with a focus on producing high-end PCB products.  Meadville’s principal executive office is located at No. 4 Dai Shun Street, Tai Po Industrial Estate, Tai Po, New Territories, Hong Kong.

The principal business address of Mr. Tang is No. 4 Dai Shun Street, Tai Po Industrial Estate, Tai Po, New Territories, Hong Kong.  The principal business address of Su Sih and Top Mix in Hong Kong is Room 2407, ING Tower, 308 Des Voeux Road, Central, Hong Kong.  The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of Meadville, Su Sih and Top Mix are set forth on Schedule A, Schedule B and Schedule C hereto, respectively, and are incorporated herein by reference.

During the last five years, neither Meadville, Mr. Tang, Su Sih, Top Mix nor, to the best of their knowledge, any of the persons listed on Schedules A, B and C hereto has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Meadville, MTG Investment (BVI) Limited, a company incorporated under the laws of the British Virgin Islands and a wholly owned subsidiary of Meadville (“MTG”), TTM Technologies, Inc., TTM Technologies International, Inc., a corporation organized under the laws of Delaware and a wholly owned subsidiary of TTM Technologies, Inc. (“TTM International”), and TTM Hog Kong Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of TTM International, Inc. (“TTM Hong Kong”), entered into a Stock Purchase Agreement on November 16, 2009 (the “Stock Purchase Agreement”). A copy of the Share Transfer Agreement is attached hereto as Exhibit A. The description of the Stock Purchase Agreement contained herein is qualified in its entirety by reference to Exhibit A, which is incorporated herein by reference.

Pursuant to the Stock Purchase Agreement, Meadville and TTM effected a business combination (the “PCB Combination”), whereby MTG sold its subsidiaries carrying on the printed circuit boards business (the “Asian PCB Subsidiaries”) to TTM Hong Kong for a consideration consisting of US$114,034,328 and the issuance of 36,334,000 Shares, in each case paid and issued to Meadville.

Item 4. Purpose of Transaction.

On April 9, 2010, the date of the closing of the Stock Purchase Agreement (the “Closing Date”), Meadville holds 45.4% of TTM’s total outstanding Shares.  Meadville is proposing to distribute all of its assets (including the

Shares) to its shareholders, and to wind-up and dissolve thereafter.  Meadville acquired the Shares because it believes the PCB Combination is in the best interest of its shareholders.  It is currently anticipated that the distribution of the Shares to the shareholders of Meadville will occur on May 5, 2010.  Mr. Tang is directing all of the Shares entitled to be distributed to him, Su Sih and Top Mix to be distributed to Su Sih.  Su Sih is anticipated to receive a total of 26,224,878 Shares from the distribution.

Independent shareholders of Meadville have the option to receive, in lieu of the Shares they are otherwise entitled to, proceeds received from the sale of such shares in a dealing facility to be provided by Meadville and TTM.  It is currently proposed that the TTM shares included in the dealing facility would be sold by a placement agent or underwriter.  Su Sih may, but is not committed to acquire additional Shares through the dealing facility, provided, however, that the terms of the Shareholders Agreement (as defined in below) restrict Su Sih from acquiring more 39% of the Shares in any event.

In connection with the PCB Combination, TTM, Meadville, Su Sih, Mr. Tang, TANG Chung Yen, Tom and TANG Ying Ming, Mai, entered into the Shareholders Agreement, dated as of April 9, 2010 (the “Shareholders Agreement”).  The Shareholders Agreement provides that, until terminated in accordance with its terms (unless otherwise specified, capitalized terms used below have the same meaning as defined in the Shareholders Agreement):

•
The Tang Shareholders have the right to jointly designate one individual for nomination for election as a director of TTM (the “Tang Director”), and the Tang Shareholders and the Tang Siblings are entitled to nominate directors comprising a majority of the board of each of the Asian PCB Subsidiaries. TTM’s board of directors will have veto rights over various major actions of the Asian PCB Subsidiaries;

•
The Tang Shareholders and Tang Siblings will not, without the approval of TTM’s board of directors, increase their aggregate percentage beneficial ownership of Shares above 33%, or under certain circumstances above 39%, of the then outstanding Shares, except where such increase results from TTM engaging in an open market share repurchase program or a similar transaction, or through distribution of securities or issuances in connection with stockholder rights plans or other rights offerings to TTM’s stockholders, or acquire beneficial ownership of any shares of TTM’s capital stock that does not constitute Shares;

•	The Tang Shareholders and the Tang Siblings are subject to certain restrictions on transfers of Shares, described below:

o
For a period of 18 months following the distribution of Shares to Su Sih (the “Lock-Up Period”), the Tang Shareholders and Tang Siblings may not (and may not permit their affiliates to) sell, dispose of, or transfer shares of TTM’s common stock beneficially owned by them, except for transfers:

▪
to other Tang Shareholders or Tang Siblings, or their affiliates, or to a Tang Shareholders’ or Tang Siblings’ estate or a trust (provided such affiliate or the trustee of such trust or executor of such estate, as applicable, signs and becomes a party to the shareholders agreement);

▪	pursuant to a Recommended Proposal (as defined below);

▪	to TTM or TTM’s subsidiaries, including pursuant to an open market share repurchase program or issuer self-tender offer; or

▪	pursuant to transactions approved in advance by TTM’s board of directors;

o	From and after the Lock-Up Period, the Tang Shareholders and Tang Siblings can transfer or dispose of any shares of TTM’s common stock beneficially owned by them:

▪
to any person or group of related persons, unless they have actual knowledge that the transfer or disposition of such shares of common stock will result in such person or group of related persons holding more than 9.9% of the then outstanding shares of TTM’s common stock; or

▪	pursuant to any of the permitted transfers they may make during the Lock-Up Period set forth above.

•
With respect to each of the following matters, the Tang Shareholders and Tang Siblings will be required to bifurcate their vote as follows: (i) the Tang Shareholders, the Tang Siblings, and their affiliates may vote in their sole discretion up to 23% of the total voting power, and (ii) with respect to any voting securities beneficially owned by the Tang Shareholders, Tang Siblings, and their affiliates in excess of the Maximum Unrestricted Voting Percentage, the Tang Shareholders, Tang Siblings, and their affiliates will be required to vote such securities in direct proportion to the vote cast by TTM’s non-affiliate stockholders. The matters requiring such voting bifurcation are:

o	any business combination involving TTM or any of TTM’s affiliates that has been approved or recommended by TTM’s board of directors;

o	any transaction that would involve changing the nature of TTM’s business as currently conducted;

o
any increase in authorized capital stock in TTM’s Certificate of Incorporation or the creation of a new class or series of capital stock requiring stockholder approval, to the extent relating to a business combination or anti-takeover matter approved by TTM’s board of directors;

o	any issuance of equity securities requiring stockholder approval, to the extent relating to a business combination or anti-takeover matter approved by TTM’s board of directors; and

o
any amendment of TTM’s Certificate of Incorporation or Bylaws relating to certain anti-takeover matters that is either proposed or recommended by TTM’s board of directors, including the following matters:

▪	the size and composition of TTM’s board of directors, and matters relating to the staggered election of board of directors;

▪	director qualifications, nomination, and election standards and requirements and resignation standards and requirements;

▪	opting into and out of state anti-takeover laws and/or supermajority voting provisions;

▪	the ability of TTM’s stockholders to call meetings and the location and time of meetings;

▪	the ability of TTM’s stockholders to act by written consent in lieu of meetings;

▪	voting, cumulative voting, removal of directors, and filling of board vacancies (other than with respect to the Tang Director and certain board seats of the Asian PCB Subsidiaries);

▪	requirements to amend and modify TTM’s Certificate of Incorporation or Bylaws;

▪	golden parachutes and executive change-in-control severance agreements and arrangements existing on the date of the stock purchase agreement;

▪	stockholder rights plans and poison pills (and the creation and authorization of new classes and series of capital stock in connection therewith);

▪	“advance notice” provisions for stockholder nominations (regarding director election) and proposals (regarding all other matters); and

▪	changing TTM’s jurisdiction of incorporation and reincorporation, to the extent the laws of such new jurisdiction materially weakens the anti-takeover protections of TTM’s company.

•	The Tang Shareholders will not:

o
except as otherwise expressly permitted or required by the Shareholders Agreement, solicit proxies or consents (or induce any other person to do so) with respect to voting of TTM’s voting securities, or advise, encourage, or influence any other person with respect to voting of TTM’s voting securities;

o
except where the Tang Shareholders are permitted to vote on an amendment of TTM’s Certificate of Incorporation or Bylaws relating to certain “anti-takeover” matters approved by TTM’s board of directors (which matters are enumerated on a schedule to the shareholders agreement), as described above, vote on any proposal made by any person that relates to the adoption, modification, or repeal of any such anti-takeover matter;

o
submit to TTM or TTM’s board of directors any proposal or offer (or induce any other person to do so) relating to a “business combination” (as defined in the Shareholders Agreement), to the extent made public by the Tang Shareholders or the Tang Siblings or required to be made public under applicable law;

o
except where the Tang Shareholders are permitted to vote on a business combination that is approved or recommended by TTM’s board of directors, as described above, vote with respect to any business combination;

o	with the exception of voting with respect to their own nominee to TTM’s board of directors, vote in the election of any director of TTM or seek or vote to remove any of TTM’s directors; or

o
(i) form, join, or participate in any group for the purposes of, (ii) enter into any arrangements with any person to take any of the actions matter referred to, or vote for any of, or (iii) publicly announce or disclose any expression of interest, offer, or proposal relating to, any of the matters referred to above.

The foregoing will not limit the ability of any Tang Shareholders’ and Tang Siblings’ joint board nominee to vote or participate in board deliberations in a manner consistent with their fiduciary duties. The foregoing will also not limit the ability of the Tang Shareholders to sell or dispose of their shares of TTM’s common stock pursuant to a third party tender offer, or to participate in any business combination involving TTM or any of TTM’s affiliates, in each case which has been approved and recommended by TTM’s board of directors (each, a “Recommended Proposal”).

The term “business combination” is defined in the Shareholders Agreement to include (a) any form of business combination or similar transaction involving TTM or any of TTM’s affiliates, including a merger, amalgamation, sale, acquisition, joint venture, consolidation, direct share exchange, or tender or exchange offer, (b) any form of restructuring, reorganization, recapitalization, or similar transaction with respect to TTM or any of TTM’s affiliates, and (c) any acquisition, sale, disposition, lease, distribution, encumbrance, mortgage, pledge, liquidation, or exchange of the assets of TTM’s company or any of TTM’s affiliates comprising a line of business, business segment, or division or going concern; in the case of (a) or (b) above irrespective of whether TTM or any of TTM’s affiliates are the surviving or resulting entity of any such transaction and irrespective of whether any shares of TTM’s capital stock or shares of capital stock of any of TTM’s affiliates is converted into or exchanged for cash, securities, or any other property in any such transaction.

The Shareholders Agreement will terminate (i) upon the unanimous written consent of the parties; (ii) upon the dissolution of TTM; or (iii) automatically on the earlier of (a) the 181st day next following the time when the Tang Shareholders, Tang Siblings, and their affiliates (or any group containing one or more of them) collectively beneficially own Share representing less than 9.9% of the total voting power of TTM’s outstanding voting securities, or (b) the occurrence of certain change of control events set forth in the Shareholders Agreement to the extent that CFIUS shall not have objected to or taken any action to block or enjoin such termination.  The Shareholder Agreement also provides that, for as long as the Special Security Agreement (as defined below) remains in effect, nothing in the Shareholders Agreement shall require or permit any of the parties to act in a manner which contravenes or violates the Special Security Agreement.

The summary of the Shareholders Agreement above is not intended to be complete and is qualified in its entirety by reference to the full text of the Shareholders Agreement, which is attached hereto as Exhibit B and is incorporated herein by reference.

Except as set forth in this Statement, Meadville, Mr. Tang, Su Sih and Top Mix have no present plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.  Following the distribution, Mr. Tang intends to review its investment on a regular basis and, as a result thereof may, subject to the restrictions contained in the Shareholders Agreement and the Special Security Agreement, at any time or from time to time determine, either alone or as part of a group, (i) to acquire additional securities of the Company, through open market purchases, privately negotiated transactions or otherwise, (ii) to dispose of all or a portion of the securities of the Company owned by it in the open market, in privately negotiated transactions or otherwise or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations.

Item 5. Interest in Securities of the Issuer.

The responses to Rows (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5. The information with respect to Shares that may be deemed to be beneficially owned by each director and officer of Meadville is set forth on Schedule D hereto, which is incorporated herein by reference.  The information with respect to Shares that may be deemed to be beneficially owned by each director and officer of Su Sih is set forth on Schedule E hereto, which is incorporated herein by reference.  The information with respect to Shares that may be deemed to be beneficially owned by each director and officer of Top Mix is set forth on Schedule F hereto, which is incorporated herein by reference.

On the Closing Date, Meadville acquired 36,334,000 Shares, representing 45.4% of total outstanding Shares.  Mr. Tang, through Su Sih (which directly holds 57.5% of Meadville), Top Mix (which holds less than 0.1% of Meadville) and in his capacity as trustee of The Mein et Moi Trust, holds directly or indirectly 72.2% of Meadville.  Through his ownership of Meadville, Mr. Tang acquired beneficial ownership of the 36,334,000 Shares held by Meadville.  As wholly owned entities of Mr. Tang, Su Sih and Top Mix are deemed to be beneficial owners of all of the Shares beneficially owned by Mr. Tang.

Except as disclosed in this Schedule 13D, neither Meadville nor, to the best of its knowledge, any of the persons listed in Schedule A hereto, beneficially owns any Shares or has the right to acquire any Shares. Except as disclosed in this Schedule 13D, neither Mr. Tang, Su Sih, Top Mix, nor, to the best of their knowledge, any of the persons listed in Schedule B and Schedule C hereto, beneficially owns any Shares or has the right to acquire any Shares.

Except as disclosed in this Schedule 13D, neither Meadville nor, to the best of its knowledge, any of the persons listed in Schedule A hereto, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Shares that they may be deemed to beneficially own. Except as disclosed in this

Schedule 13D, neither Mr. Tang, Su Sih, Top Mix nor, to the best of their knowledge, any of the persons listed in Schedule B and Schedule C hereto, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Shares that they may be deemed to beneficially own.

Except as disclosed in this Schedule 13D, neither Meadville nor, to the best of its knowledge, any of the persons listed in Schedule A hereto, has effected any transaction in the Shares during the past 60 days.  Except as disclosed in this Schedule 13D, neither Mr. Tang, Su Sih, Top Mix nor, to the best of their knowledge, any of the persons listed in Schedule B and Schedule C hereto, has effected any transaction in the Shares during the past 60 days.

To the best knowledge of Meadville, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Meadville.  To the best knowledge of Mr. Tang, Su Sih and Top Mix, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by them.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses set forth in Items 3 and 4 above are incorporated by reference in their entirety in this Item 6.

In connection with the PCB Combination, Meadville, Su Sih and Mr. Tang entered into the Shareholders Agreement and a registration rights agreement (the “Registration Rights Agreement”) with TTM on April 9, 2010.  In addition, as required by the United States Department of Defense (“DoD”), Mr. Tang, Su Sih, TTM and DoD entered into a commitment letter on April 1, 2010 (the “Commitment Letter”).  Copies of the Shareholders Agreement, the Registration Rights Agreement and the Commitment Letter are attached as Exhibit B, Exhibit C and Exhibit D hereto, respectively.  It is anticipated that Mr. Tang, Su Sih, TTM and DoD will enter into a special security agreement (the “Special Security Agreement”), which will supersede and replace the Commitment Letter.  The summaries of the Shareholders Agreement, the Registration Rights Agreement, the Commitment Letter and the Special Security Agreement contained herein are limited to relevant provisions applicable to Meadville, Mr. Tang and Su Sih and is qualified in its entirety by reference to Exhibit B, Exhibit C and Exhibit D, respectively, which are incorporated herein by reference.

Shareholders Agreement

In addition to the responses set forth in Item 4 above, the Shareholders Agreement also provides that:

•
The Tang Shareholders, Tang Siblings, Meadville, and MTG will agree that, for a period of 36 months from the closing date of the PCB Combination, neither they nor any of their affiliates will, without TTM’s prior consent, take any of the following actions:

o	solicit or recruit for employment any management level employees of the Asian PCB Subsidiaries designated as a manager on the closing date of the PCB Combination;

o	hire or assist any other person in hiring such management employees; or

o	solicit or encourage any such management employees to leave their employment;

except that the foregoing will not apply to (i) management employees that have not been employed by TTM or any of TTM’s controlled affiliates (including the Asian PCB Subsidiaries) at any time during the six months prior to the applicable soliciting or hiring, (ii) employees whose employment was terminated by TTM or any of TTM’s controlled affiliates, and (iii) general solicitation for employment through advertisement or other means.

•
The Tang Shareholders, Tang Siblings, Meadville, and MTG will agree that, until the earlier of (i) the fifth anniversary of the closing date of the PCB Combination, or (ii) the Tang Shareholders, Tang Siblings, and their affiliates (or any group containing one or more of them) beneficially own less than

9.9% of the total voting power of TTM’s outstanding voting securities for a period of 12 months, neither they nor any of their controlled affiliates will (other than as a stockholder of ours and through designees on TTM’s board of directors or the boards of directors of TTM’s subsidiaries) engage in any activities or business in competition with the Asian PCB Subsidiaries (a “Competing Activity”), or own any equity in any person that engages in a Competing Activity.  This restriction does not preclude any of the Tang Shareholders, Tang Siblings, Meadville, or MTG, or any of their controlled affiliates, from taking any of the following actions:

o
owning any equity interest in any person that engages in a Competing Activity as a result of or otherwise in connection with (i) any acquisition by any Tang Shareholder or Tang Sibling of one or more businesses engaged in any activity in addition to the Competing Activity, provided that the Competing Activity is less than 25% in value of the business being acquired, or (ii) an enforcement of a security interest held as a result of engaging in an otherwise permissible activity, provided that such business be divested as soon as reasonably practicable;

o
engaging or owning an interest in any type of business other than the Competing Activity that any of the Tang Shareholders, Tang Siblings, Meadville, or MTG, or any of their respective controlled affiliates, is engaged in as at the date of the stock purchase agreement; and

o
owning any capital stock in any person that engages in the Competing Activity in the ordinary course of business, provided that such capital stock constitutes less than 5% of the capital stock of such person and such capital stock is listed on a national securities exchange and such ownership provides no right to control such person.

Registration Rights Agreement

Demand registration rights. Pursuant to the Registration Rights Agreement, the Tang Shareholders has the right to demand that the Company effect a registration covering the offer and sale of the Shares, following the date that is eighteen months after the Closing Date, the Tang Shareholders will have the right to require TTM to use reasonable efforts to effect the registration of their registrable securities under the Securities Act as follows: (i) up to three registrations upon their demand (subject to certain limitations) during the first five year period following the date of the registration rights agreement, and thereafter, (ii) up to such number of registrations upon demand equal to four minus the number of demand registrations effected in accordance with the registration rights agreement during the first five year period. A registration will count for this purpose only if the registration of all registrable securities requested to be registered is declared effective and remains effective for a period of 90 days and not subject to any stop order or injunction and closed or withdrawn at the request of the Tang Shareholders.

TTM has the right to delay the filing or effectiveness of a registration statement during no more than two periods, aggregating to not more than 120 days in any twelve month period, in customary “black out” circumstances.  In the event that TTM limits the number of shares that may be included on any particular registration statement in which the Tang Shareholders elect to include registrable securities, the registrable securities are to be (i) the last shares “cut-back” on any demand registrations, and (ii) “cut-back” before any shares TTM includes, but after other selling stockholders (other than the Tang Shareholders) for any piggy-back registrations;

Piggyback registration rights. the Tang Shareholders is entitled to customary “piggyback” registration rights on customary types of registration statements that TTM file with the SEC, meaning if TTM proposes to file on its behalf and/or on behalf of any holder of TTM’s securities (other than a holder of registrable securities) a registration statement under the Securities Act, TTM agrees to include registrable securities held by the Tang Shareholder in that registration statement, subject to certain exceptions;

Commitment Letter

TTM, Mr. Tang and Su Sih entered into the Commitment Letter with the DoD on April 1, 2010, confirming their willingness to mitigate foreign ownership, control or influence attributable to Mr. Tang, Su Sih and their affiliates, through the execution of the proposed Special Security Agreement, the nomination of certain nominees to be outside directors of TTM, and an effective compliance program concerning classified information and Export Controlled Information entrusted to TTM.

Special Security Agreement

It is anticipated that the Special Security Agreement will provide that:

•
The board of directors of TTM shall adopt a corporate resolution, which shall not be repealed or amended without the approval of Defense Security Service (“DSS”), providing that, Mr. Tang, Su Sih and its affiliates, together with TTM Hong Kong and its subsidiaries (including the Asian PCB Subsidiaries), and all members of the boards, officers, employees and agents of such entities, shall not have access to classified information and Export Controlled Information entrusted to TTM, except as expressly permitted by NISP and applicable U.S. laws and regulations.  “Export Controlled Information” means  (i) dual-use items and technology controlled by the Department of Commerce in the Export Administration Regulations (“EAR”) and (ii) defense articles, the provision of defense services and prescribed brokering activity controlled by the Department of State in the International Traffic in Arms Regulations (“ITAR”), provided that nothing in this Agreement alters or otherwise affects the responsibilities of the Company under the EAR or ITAR.;

•
Pursuant to a resolution of Su Sih’s governing board, which shall not be repealed or amended without the approval of Defense Security Service (“DSS”), Su Sih shall acknowledge and approve the resolution of TTM adopted pursuant to the previous item, and shall additionally resolve:

o
to exclude itself and all of its affiliates and all members of its board, officers, employees, agents and other representatives of all of the foregoing, from access to classified information and Export Controlled Information entrusted to TTM except as expressly permitted by NISP and applicable U.S. laws and regulations;

o	to grant TTM the independence to safeguard classified information and Export Controlled Information entrusted to it; and

o	to refrain from taking any action to control or influence the performance of TTM’s classified contracts or TTM’s participation in classified programs;

•	Mr. Tang shall formally acknowledge and approve TTM’s corporate resolution and Su Sih’s resolutions referenced above;

•
The Tang Director shall be the only representative of Mr. Tang and Su Sih on TTM’s board of directors.  The Tang Director shall not have U.S. Department of Defense personnel security clearance, and shall:

o	not be entitled to serve of the Government Security Committee of TTM’s board of directors (the “GSC”);

o
not have access to classified information or Export Controlled Information entrusted to TTM except as permissible under the National Industrial Security Program (“NISP”) and applicable U.S. laws and regulations;

o
refrain from taking any action to control or influence TTM’s classified contracts, its participation in classified programs or its corporate policies concerning the security of classified information and Export Controlled Information;

o	neither seek nor accept classified information or Export Controlled Information entrusted to TTM, except as permissible under NISP and applicable U.S. laws and regulations;

o
advise GSC promptly upon becoming aware of (i) any violation or attempted violation of the Special Security Agreement or contract provisions regarding industrial security, export control or (ii) actions inconsistent with NISP or applicable U.S. laws or regulations.

The Special Security Agreement will be reviewed on an annual basis by DSS, and may only be terminated (i) in the event of a sale of the business or all the Shares to a company or person not under foreign ownership, control or influence; (ii) when DSS determines the existence of the Special Security Agreement is no longer necessary to maintain a facility security clearance for TTM; (iii) when DSS determines that continuation of a facility security clearance for TTM is no longer necessary; (iv) when DoD determines that there has been a breach of the Special Security Agreement that requires it to be terminated or when DoD otherwise determines that termination is in the national interest; or (v) when Su Sih and TTM for any reason petition DSS to terminate this Agreement, which may be granted by DSS in its sole discretion.  Unless terminated earlier in accordance with the foregoing, the Special Security Agreement shall expire five years after the date of execution.  However, if Su Sih and the Corporation together request that DSS continue the agreement past the expiration date, DSS may extend the term of the agreement while a new agreement is being negotiated.

Except as described above or elsewhere in this Schedule 13D or incorporated by reference in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Meadville, Mr. Tang, Su Sih, Top Mix or, to the best of their knowledge, any of the persons named in Schedules A, B and C hereto and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

A

Stock Purchase Agreement, dated as of November 16, 2009, by and among Meadville Holdings Limited, MTG Investment (BVI) Limited, TTM Technologies, Inc., TTM Technologies International, Inc. and TTM Hong Kong Limited

B	Shareholders Agreement, dated as of April 9, 2010, by and among TTM Technologies, Inc., Meadville Holdings Limited, Su Sih (BVI) Limited, Tang Hsiang Chien, Tang Chung Yen, Tom and Tang Ying Ming, Mai

C	Registration Rights Agreement, dated as of April 9, 2010, by and among TTM Technologies, Inc., Su Sih (BVI) Limited and Tang Hsiang Chien

D	Commitment Letter, dated as of April 1, 2010, by and among TANG Hsiang Chien, Su Sih (BVI) Limited, TTM Technologies, Inc. and the United States Department of Defense

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 16, 2010

Meadville Holdings Limited

	By:	/s/ TANG Chung Yen, Tom
	Name:	TANG Chung Yen, Tom
	Title:	Director

TANG Hsiang Chien

/s/ TANG Hsiang Chien

Su Sih (BVI) Limited

	By:	/s/ TANG Ying Ming, Mai
	Name:	TANG Ying Ming, Mai
	Title:	Director

Top Mix Investments Limited

	By:	/s/ TANG Ying Ming, Mai
	Name:	TANG Ying Ming, Mai
	Title:	Director

SCHEDULE A

Directors and Executive Officers of Meadville

Name	Position with Meadville	Present Principal Occupation	Business Address	Citizenship

Mr. TANG Hsiang Chien	Executive Director and Honorary Founding Chairman	*	No. 4 Dai Shun Street, Tai Po Industrial Estate, Tai Po, New Territories, Hong Kong	Hong Kong Special Administrative Region of People’s Republic of China

Mr. TANG Chung Yen, Tom	Executive Chairman and Group Managing Director	*	No. 4 Dai Shun Street, Tai Po Industrial Estate, Tai Po, New Territories, Hong Kong	United States of America and Hong Kong Special Administrative Region of People’s Republic of China

Ms. TANG Ying Ming, Mai	Vice Chairman and Executive Director	*	No. 4 Dai Shun Street, Tai Po Industrial Estate, Tai Po, New Territories, Hong Kong	United States of America and Hong Kong Special Administrative Region of People’s Republic of China

Mr. CHUNG Tai Keung, Canice	Executive Director and Chief Executive Officer	*	No. 4 Dai Shun Street, Tai Po Industrial Estate, Tai Po, New Territories, Hong Kong	Hong Kong Special Administrative Region of People’s Republic of China

Mr. Eugene LEE	Independent Director	Private Investor	585 Jian Guo Road West, Shanghai, China 200031	United States of America

Mr. LEUNG Kwan Yuen, Andrew	Independent Director	Merchant	2/F, Shui Hong Industrial Building, 547-549 Castle Peak Road, Kwai Chung, N.T., Hong Kong	Hong Kong Special Administrative Region of People’s Republic of China

Dr. LI Ka Cheung, Eric	Independent Director	Senior Partner, Li Tang Chen & Co.	Room 1021, Sun Hung Kai, Centre, 30 Harbour Road, Hong Kong	Hong Kong Special Administrative Region of People’s Republic of China

*      The present principal occupation is the same with his/her position with Meadville.

SCHEDULE B

Directors and Executive Officers of Su Sih

Name	Position with Meadville	Present Principal Occupation	Business Address	Citizenship

Mr. TANG Hsiang Chien	Executive Director and Honorary Founding Chairman	*	No. 4 Dai Shun Street, Tai Po Industrial Estate, Tai Po, New Territories, Hong Kong	Hong Kong Special Administrative Region of People’s Republic of China

Mr. TANG Chung Yen, Tom	Executive Chairman and Group Managing Director	*	No. 4 Dai Shun Street, Tai Po Industrial Estate, Tai Po, New Territories, Hong Kong	United States of America and Hong Kong Special Administrative Region of People’s Republic of China

Ms. TANG Ying Ming, Mai	Vice Chairman and Executive Director	*	No. 4 Dai Shun Street, Tai Po Industrial Estate, Tai Po, New Territories, Hong Kong	United States of America and Hong Kong Special Administrative Region of People’s Republic of China

*      The present principal occupation is the same with his/her position with Meadville.

SCHEDULE C

Directors and Executive Officers of Top Mix

Name	Position with Meadville	Present Principal Occupation	Business Address	Citizenship

Mr. TANG Hsiang Chien	Executive Director and Honorary Founding Chairman	*	No. 4 Dai Shun Street, Tai Po Industrial Estate, Tai Po, New Territories, Hong Kong	Hong Kong Special Administrative Region of People’s Republic of China

Mr. TANG Chung Yen, Tom	Executive Chairman and Group Managing Director	*	No. 4 Dai Shun Street, Tai Po Industrial Estate, Tai Po, New Territories, Hong Kong	United States of America and Hong Kong Special Administrative Region of People’s Republic of China

Ms. TANG Ying Ming, Mai	Vice Chairman and Executive Director	*	No. 4 Dai Shun Street, Tai Po Industrial Estate, Tai Po, New Territories, Hong Kong	United States of America and Hong Kong Special Administrative Region of People’s Republic of China

*      The present principal occupation is the same with his/her position with Meadville.

SCHEDULE D

Shares Beneficially Owned by the Directors and Executive Officers of Meadville

Shares Beneficially Owned (1)
	Number	%
Directors and Executive Officers

Mr. TANG Hsiang Chien	36,334,000	45.4%

Mr. TANG Chung Yen, Tom	Nil

Ms. TANG Ying Ming, Mai	Nil

Mr. CHUNG Tai Keung, Canice	Nil

Mr. Eugene LEE	Nil

Mr. LEUNG Kwan Yuen, Andrew	Nil

Dr. LI Ka Cheung, Eric	Nil
___________________________

(1) For each person included in this table, percentage of beneficial ownership is calculated by dividing the number of shares beneficially owned by such person by the sum of the number of Shares outstanding and either the number of Shares underlying share options held by such person that are exercisable within 60 days after the Closing Date or the number of restricted shares held by such person that will be vested within 60 days after the Closing Date, as the case may be. The total number of Shares outstanding as of the Closing Date is 80,021,796.

SCHEDULE E

Shares Beneficially Owned by the Directors and Executive Officers of Su Sih

Shares Beneficially Owned (1)
	Number	%
Directors and Executive Officers

Mr. TANG Hsiang Chien	36,334,000	45.4%

Mr. TANG Chung Yen, Tom	Nil

Ms. TANG Ying Ming, Mai	Nil

___________________________

(1) For each person included in this table, percentage of beneficial ownership is calculated by dividing the number of shares beneficially owned by such person by the sum of the number of Shares outstanding and either the number of Shares underlying share options held by such person that are exercisable within 60 days after the Closing Date or the number of restricted shares held by such person that will be vested within 60 days after the Closing Date, as the case may be. The total number of Shares outstanding as of the Closing Date is 80,021,796.

SCHEDULE F

Shares Beneficially Owned by the Directors and Executive Officers of Top Mix

Shares Beneficially Owned (1)
	Number	%
Directors and Executive Officers

Mr. TANG Hsiang Chien	36,334,000	45.4%

Mr. TANG Chung Yen, Tom	Nil

Ms. TANG Ying Ming, Mai	Nil

___________________________

(1) For each person included in this table, percentage of beneficial ownership is calculated by dividing the number of shares beneficially owned by such person by the sum of the number of Shares outstanding and either the number of Shares underlying share options held by such person that are exercisable within 60 days after the Closing Date or the number of restricted shares held by such person that will be vested within 60 days after the Closing Date, as the case may be. The total number of Shares outstanding as of the Closing Date is 80,021,796.